Exhibit 1.01
KENNAMETAL INC.
Conflict Minerals Report
For the reporting period from January 1, 2023 to December 31, 2023

General

This Conflict Minerals Report (the “Report”) of Kennametal Inc. (“Kennametal” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are: the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing tungsten, tantalum, tin or gold that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which tungsten, tantalum, tin or gold are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are in the following product categories:

•Metal Cutting Tools
•Mining
•Construction
•Engineered Components
•Powdered Materials and Equipment
•Wear Components
•Ceramics

Summary of Findings of the Due Diligence Process

Having determined that the Rule applies to the Covered Products, the Company conducted a good-faith Reasonable Country of Origin Inquiry (“RCOI”) to determine the source of any tungsten, tantalum, tin or gold contained in its Covered Products.

The RCOI and due diligence included, among other things, a survey campaign collecting conflict minerals data from first tier suppliers utilizing the cross-industry Conflict Minerals Reporting Template (“CMRT”), which was developed by the Responsible Minerals Initiative (“RMI”), and the Company used a third-party Conflict Minerals Platform to assist in the data collection, data validation and data storage.

Through its RCOI and due diligence process, the Company has been able to determine conclusively that 100% of its Raw Materials Conflict Spend, as defined in Form SD, did not originate in any Covered Country unless the applicable supplier(s) associated with the Raw Materials Conflict Spend have been certified by an authorized governing body as "Conflict Free."

With regard to Component Suppliers, as defined in Form SD, the Company determined that 70% of such Component Suppliers did not provide the Company any parts or components containing tungsten, tantalum, tin or gold originating in the Covered Countries and 2% of such Component Suppliers were unable to determine the origination of such Conflict Minerals. The Company’s RCOI and due diligence process included a survey campaign utilizing the CMRT and follow-up with non-responsive suppliers multiple times. However, despite the Company’s good faith efforts, these additional inquiries failed to yield a response from the non-responsive suppliers. Although the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, the Company was unable to definitively determine the origin of the Conflict Minerals, based on the lack of responses as noted above. Therefore, the Company exercised due diligence on the source and chain of custody of the tungsten, tantalum, tin or gold used for its products manufactured, or contracted to manufacture, in the reporting period.

In exercising due diligence on the source and chain of custody of the Conflict Minerals, the Company conformed its due diligence efforts substantially in accordance with the guidance provided by the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Furthermore, the Company has adopted a Conflict Mineral Supply Chain Policy, which incorporates the standards set forth in the OECD Guidance. The Company’s Conflict Mineral Supply Chain Policy reinforces the Company’s commitment to sourcing materials and components from companies that share its values related to human rights, ethical behavior and environmental responsibility. The policy also reinforces that the Company expects all of its suppliers to abide by these same values which prohibit abuse of human rights, unethical business practices and harm to the environment.

The Company’s supply chain with respect to the Covered Products is complex, as in certain instances there are many third-parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does purchase Conflict Minerals directly from mines, smelters, or refiners, which supply the Company with tungsten, tantalum, tin or gold. However, the purchased Conflict Minerals either did not originate in the Covered Countries, or if they did, such suppliers have been certified by an authorized governing body as "Conflict Free." For other products sourced indirectly through third-party suppliers, the Company has taken steps to identify any suppliers where purchases of Conflict Minerals may have come from Covered Countries, including through the issuance of supplier questionnaires and related follow-up efforts. As a result of these measures, as well as those described below, the Company has no reason to believe that any of the Conflict Minerals in these products have come from Covered Countries. However, based on the lack of responses from certain suppliers, the Company cannot definitively determine the country of origin for all of its Covered Products. For these reasons, the Company took additional steps to identify any suppliers in its supply chain who purchase Conflict Minerals from the Covered Countries.

The Company’s Due Diligence Process

Below is an outline of the Company’s due diligence process, following the OECD Guidance.

1. Establish Strong Company Management System

•The Company educated appropriate personnel on the Rule and the obligations thereunder, including, without limitation, a description of the Conflict Minerals and Covered Countries included under the Rule.

•The Company adopted a Conflict Mineral Supply Chain Policy, which is publicly available on the Company’s website.

•Organizationally, the Company's Sourcing organization, with assistance from a cross-functional team: (1) identifies product categories containing Conflict Minerals and the suppliers who could potentially supply Conflict Minerals; (2) conducts a RCOI on those suppliers; and (3) performs due diligence, where appropriate, on such suppliers.

•A robust RCOI process has been put in place with the assistance of a third-party supplier, including the use of the Conflict Minerals Report Template (CMRT), further standardizing the RCOI process. The third-party supplier also provided educational webinars on Conflict Minerals requirements with the Company's suppliers.

•The Company’s Code of Ethics and Business Conduct provides any employee, globally, with the ability to report any instance perceived to be unethical, which would include purchase practices from suppliers and the reputations of those suppliers. Information on how to report an issue is publicly listed on the Company’s website. The Company has a procedure and system in place to ensure follow-up on all reported instances.

•The Company’s Principles of Supplier Conduct require that each supplier represent that it has adopted appropriate policies and procedures such that no materials delivered by it to the Company originate from the Covered Countries that would require disclosure by the Company.

•The Company operates and manages a system database for tracking and recording material purchases and receipt of purchases.

2.Identify and Assess Risks in the Supply Chain

•Through a review of the Company’s product categories and supplier lists, the Company identified applicable suppliers providing materials or components containing Conflict Minerals, as defined by the Rule, including, without limitation, the smelters, refiners and mines in its supply chain. The Company sent CMRT forms to all such suppliers asking them to certify whether their products contained Conflict Minerals, and if so, whether they came from scrap or recycled materials, and if not, whether or not such materials or components containing Conflict Minerals originated from the Covered Countries.

•Based on the Company’s RCOI and due diligence efforts, the Company has determined that 100% of this portion of the Conflict Materials Spend did not originate in the Covered Countries unless they have been certified by an authorized governing body as "Conflict Free".

•The Company used the cross-industry CMRT which was developed by the RMI, and the Company used a third-party Conflict Minerals Platform to assist in the data collection, data validation and data storage. The Company determined conclusively that, during the Reporting Period, 100% of its raw materials suppliers of tungsten, tantalum, tin and gold (making up 100% of Raw Materials Conflict Spend) did not provide such Conflict Minerals originating in any Covered Country unless they have been certified by an authorized governing body as "Conflict Free." The Company further determined that 70% of such Component Suppliers did not provide the Company any parts or components containing tungsten, tantalum, tin or gold originating in the Covered Countries.
•The Company also has included in its contract templates, for both raw materials and other suppliers of tungsten, tantalum, tin and gold, a supplier certification confirming that no Conflict Minerals purchased came from the Covered Countries.

•The Company has established a procedure to identify Conflict Affected High-Risk Areas (CAHRAs) pursuant to the requirements of the European Union. The procedure includes the resources used, the criteria to define a CAHRA as well as the frequency with which our determination is reviewed.

3.Design and Implement a Strategy to Respond to Identified Risks

•Findings of the RCOI and due diligence efforts, including any identified risks, were gathered, documented and reviewed by the cross-functional team. These findings were further reviewed with the Company’s executive management and Board of Directors.

•A Risk Management Plan continues to develop. In the event that the Company finds that a supplier engages, directly or indirectly, with armed groups in the Covered Countries, the Company would look to source required materials elsewhere, in line with its Conflict Mineral Supply Chain Policy.

•The Company will continue to develop its risk mitigation strategy related to Conflict Minerals, understanding that the supply chain is dynamic. Further, the Company will review its supply chain on an annual basis, as required by the Rule, to continually determine the country of origin of the Conflict Minerals necessary to the functionality of production of the Company’s products.

4.Carry out Independent Third-Party Audit of Supply Chain (Smelter/Refiner) Due Diligence at Identified Points in the Supply Chain, and Report on Supply Chain Due Diligence

•We have enhanced our RCOI process, with the assistance of a third-party supplier and have further standardized the process requiring pertinent suppliers to complete the CMRT. The Company has not obtained a third-party audit of its supply chain.

•The Company will continue efforts with suppliers in these product categories to determine the origin of the Conflict Minerals supplied to it.

Based on the results of the above-described due diligence efforts, the Company was unable to determine or clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for the tungsten, tantalum, tin or gold included in all of the Covered Products.

Steps Taken to Mitigate Risk

In 2023, the Company has taken, or plans to take, the following steps to mitigate the risk that necessary Conflict Minerals used in the Company’s products do not benefit armed groups.

•Maintain a Conflict Mineral Supply Chain Policy and the Company’s Code of Business Conduct and Ethics Policy, consistent with OECD recommendations.

•Align the Company's Principles of Supplier Conduct consistent with OECD recommendations and maintain our requirement for suppliers to meet expectations as listed in the Company’s Principals of Supplier Conduct.

•Incorporate the Conflict Mineral Supply Chain Policy into the Company's Global Sourcing Policy Document.

•Continue management processes for ensuring risks are adequately managed.

•Maintain internal systems to support supply chain due diligence.

•Obtain a Responsible Minerals Assurance Process (RMAP) assessment every three (3) years to perform a third-party audit of the Company’s procedures in managing conflict minerals as a tungsten smelter and identify opportunities to continually improve our conflict minerals due diligence management system.

•Continue to maintain or pursue terms and conditions of the Company’s contracts with suppliers to stipulate that the Company’s suppliers must use conflict-free minerals and alert suppliers to be prepared for further due diligence to prove that they are conflict free.

•Third-party supplier used to further standardize and assist with ROCI and due diligence process, including requiring the Company's suppliers to complete the CMRT.

•Continue education of suppliers on Conflict Minerals requirements.

Independent Audit Report

Pursuant to the Rule, the Company is not required to obtain an independent private sector audit of the Conflict Minerals Report for the Reporting Period for the chemical tungsten smelting operations. However, in order to meet regional government requirements outside of the United States, the Company is in the process of obtaining an independent third-party audit for an operation located in Germany.